Exhibit 1

Buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 8 May 2017 it purchased for treasury 203,523 of its ordinary shares at an average price of 1677.2201 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each

Number of shares repurchased:	203,523

Date of transaction:	8 May 2017

Time of transaction:	08:15 – 16:30

Price (pence):	1677.2201

Trading venue:	London Stock Exchange

Broker:	Merrill Lynch International

Following the above purchase, WPP holds 53,804,826 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,278,466,546 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204